Exhibit 99.1

VIA optronics AG Reports Preliminary Unaudited Third Quarter 2022 Results

Announced record quarterly revenue of €62.9 million, up 27.3% year-over-year

Nuremberg, Germany: November 23, 2022 - VIA optronics AG (NYSE: VIAO) (“VIA”), a leading supplier of interactive display systems and solutions, today announced preliminary unaudited financial results for the third quarter ended September 30, 2022.

Third Quarter 2022 Financial Highlights

●	Total revenue increased 27.3% year-over-year to € 62.9 million
●	Display Solutions revenue increased 39.2% year-over-year to €58.6 million
●	EBITDA of €3.7 million compared to €2.0 million in the third quarter of 2021
●	Net income of €1.2 million compared to €0.1 million in the third quarter of 2021

“We are pleased by the progress that we have made during the third quarter of 2022. We are delighted to report record quarterly revenue, exemplifying strong end-market demand for our display systems and solutions as we continue to see increasing adoption of more advanced, state-of-the-art displays in both electric and traditional vehicles,” said Jürgen Eichner, CEO & Founder of VIA. “Additionally, we are making great strides along our growth path with the production ramp up and cost-savings initiatives that should result in expanded profitability in the future.”

Third Quarter 2022 Financial Summary

Total revenue of €62.9 million increased 27.3% from €49.4 million in the third quarter of 2021. The increase was driven by growth in the Company’s Display Solutions segment. Display Solutions revenue of €58.6 million increased by 39.2% from €42.1 million in the third quarter of 2021, driven primarily by growth in the automotive end market. Sensor Technologies revenue of €4.3 million decreased by 41.1% from €7.3 million in the third quarter of 2021, due to ongoing lower demand in the consumer end market after record turnover in the prior year.

●	Revenue from the automotive end market grew 46% year-over-year and accounted for 44% of Display Solutions revenue in the third quarter
●	Revenue related to the industrial and specialized applications end market decreased 7% year-over-year and accounted for 27% of Display Solutions revenue
●	Revenue related to the consumer end market accounted for 29% of Display Solutions revenue, compared to 17% of revenue in the third quarter of 2021

Gross profit margin decreased to 8.6% from 13.8% in the third quarter of 2021. Display Solutions gross profit margin of 8.9% decreased from 11.6% in the third quarter of 2021, influenced by ongoing margin pressure, material costs increase, inflation and higher logistic costs. Sensor Technologies gross profit margin of 7.0% decreased from 26.0% in the third quarter of 2021, due to changed market conditions and lower utilization.

Research and development expenses decreased slightly to €1.4 million from €1.5 million in the third quarter of 2021, in line to support the Company’s future strategy. Selling expenses decreased to €1.1 million from €1.2 million in the third quarter of 2021 and general and administrative expenses decreased to €5.0 million from €5.1 million in the third quarter of 2021 due further improvements in the administrative cost structure.

Operating income was €2.1 million, compared to operating income of €0.7 million in the third quarter 2021.

Net income was €1.2 million, or earnings of €0.27 per basic and diluted share, compared to net income of €0.1 million, or earnings of €0.02 per basic and diluted share, in the third quarter of 2021.

Total EBITDA was €3.7 million compared to EBITDA of €2.0 million in the third quarter of 2021. Display Solutions EBITDA was €2.4 million compared to €1.5 million in the third quarter of 2021, driven by operational performance as well as some one-time effects. Sensor Technologies EBITDA was €(0.2) million compared to €1.1 million in the third quarter of 2021. Other Segments EBITDA was €1.5 million compared to € (0.4) million in the third quarter of 2021, driven by the same aforementioned one-time effects.

Cash and cash equivalents were €54.3 million as of September 30, 2022, compared to €53.3 million at June 30, 2022. The increase was driven by ongoing improvements in inventory management.

The Company has recognized an indication of an impairment during the second quarter of 2022 due to a market capitalization of VIA below equity as of June 30, 2022. As such, the Company has commenced a goodwill impairment test according to IAS 36.8, which is not yet finalized. The preliminary financial results for the third quarter of 2022 should not be viewed as a substitute for the Company´s third quarter 2022 results and do not present all information necessary for an understanding of VIA's financial performance as of September 30, 2022.

Outlook

For the fourth quarter of 2022, VIA expects to achieve total revenue of between €37 million to €42 million. For the full year 2022, the Company expects to achieve revenue growth of between 10% to 13% compared to 2021.

Dr. Markus Peters, CFO of VIA optronics, commented, “We had a strong third quarter from a revenue standpoint, driven by a revenue increase in our Display Solutions segment. This growth gives us the confidence to increase our guidance revenue range for 2022. Strong top-line growth, driven by a better utilization combined with one-time effects resulted in better earnings in the quarter. We will continue to strive to improve our operating performance which includes further efficiencies in working capital management. Our balance sheet remains strong, with cash and cash equivalents of €54.3 million at the end of the third quarter, which provides us with a solid basis to pursue our strategic initiatives.”

Conference Call

VIA will host a conference call to discuss its results and will provide a corporate update at 12:30 p.m. Central European Time / 6:30 a.m. Eastern Time today, November 23, 2022.

The dial-in numbers for the call are 1-646-664-1960 (USA), 032-22109-8334 (Germany), 020-3936-2999 (United Kingdom), or +44 20-3936-2999 (Other). The access code for the call is 780257. Please ask to be connected to the VIA Optronics AG call when prompted by the operator.

The live webcast of the call, along with the Company’s earnings press release, can be accessed through the VIA Investor Relations website at https://investors.via-optronics.com. Following the conference call, an archived version of the webcast will also be available on the Investor Relations section of the Company’s website shortly after the live call ends.

Investor Relations website.

About VIA

VIA is a leading provider of enhanced display solutions for multiple end-markets in which superior functionality or durability is a critical differentiating factor. Its customizable technology is well-suited for high-end markets with unique specifications as well as demanding environments that pose technical and optical challenges for displays, such as bright ambient light, vibration and shock, extreme temperatures and condensation. VIA’s interactive display systems combine system design, interactive displays, software functionality, cameras and other hardware components. VIA’s intellectual property portfolio, process know-how, and optical bonding and metal mesh touch sensor and camera module technologies provide enhanced display solutions that are built to meet the specific needs of its customers.

Non-IFRS Financial Measures

Our management and supervisory boards utilize both IFRS and non-IFRS measures in a number of ways, including to facilitate the determination of our allocation of resources, to measure our performance against budgeted and forecasted financial plans and to establish and measure a portion of management's compensation.

The non-IFRS measures used by our management and supervisory boards include:

EBITDA, which we define as net profit (loss) calculated in accordance with IFRS before interests, taxes, depreciation and amortization.

Forward-Looking Statements

Statements in this press release about future expectations, plans and prospects, as well as any other statements regarding matters that are not historical facts, may constitute “forward-looking statements.” These statements include, but are not limited to, statements relating to the expected trading commencement and closing dates. The words, without limitation, “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these or similar identifying words. Forward-looking statements are based largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy, short-term and long-term business operations and objectives, and financial needs. These forward-looking statements involve known and unknown risks, uncertainties, changes in circumstances that are difficult to predict and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statement,, including, without limitation, the risks described under Item 3. “Key Information—D. Risk Factors,” in our Annual Report on Form 20-F as filed with the US Securities and Exchange Commission. Moreover, new risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this release may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements. We caution you therefore against relying on these forward-looking statements, and we qualify all of our forward-looking statements by these cautionary statements. Any forward-looking statements contained in this press release are based on the current expectations of VIA’s management team and speak only as of the date hereof, and VIA specifically disclaims any obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise. Due to rounding, it is possible that individual figures in this and other documents do not add up precisely to the totals shown and that percentages presented do not accurately reflect the absolute values to which they relate.

Investor Relations
Sam Cohen or Lisa Fortuna
Alpha IR Group
Phone: +1 312-445-2870
VIAO@alpha-ir.com

Media Contact
Alexandra Müller-Plötz
Phone: +49 911 597 575-302
Amueller-ploetz@via-optronics.com

VIA optronics AG

Consolidated Statement of Financial Position

	September 30,	December 31,
Millions of EUR	2022 unaudited	2021
Assets

Non-current assets	26.8	27.8
Intangible assets	3.1	4.2
Property and equipment	21.2	21.5
Other financial assets	1.3	1.1
Deferred tax assets	1.2	1.0

Current assets	128.8	133.9
Inventories	32.0	35.9
Trade accounts receivables	33.9	31.1
Current tax assets	—	0.6
Other financial assets	—	—
Other non-financial assets	8.6	8.3
Cash and cash equivalents	54.3	58.0

Total assets	155.6	161.7

Equity and liabilities

Equity attributable to equity holders of the parent	57.6	65.0
Share capital	4.5	4.5
Subscribed capital	—	—
Capital reserve	88.5	88.5
(Accumulated Deficit) / Retained earnings	(30.6)	(26.8)
Currency translation reserve	(4.8)	(1.2)

Non-controlling interests	0.4	0.5

Total Equity	58.0	65.5

Non-current liabilities	8.3	8.8
Loans	2.0	0.7
Provisions	0.1	0.1
Lease liabilities	6.2	8.0
Deferred tax liabilities	—	—

Current liabilities	89.3	87.4
Loans	38.6	34.6
Trade accounts payable	27.4	33.4
Current tax liabilities	0.2	1.4
Provisions	1.1	1.1
Lease liabilities	2.4	2.0
Other financial liabilities	11.5	7.3
Other non-financial liabilities	8.1	7.6

Total equity and liabilities	155.6	161.7

VIA optronics AG

Consolidated Statements of Operations Data

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
Millions of EUR	2022 unaudited	2021* unaudited	2022 unaudited	2021* unaudited
Revenue	62.9	49.4	163.6	134.5

Cost of sales	(57.5)	(42.6)	(150.2)	(116.8)

Gross profit	5.4	6.8	13.4	17.7

Selling expenses	(1.1)	(1.2)	(3.7)	(3.8)

General administrative expenses	(5.0)	(5.1)	(16.9)	(14.7)

Research and development expenses	(1.4)	(1.5)	(4.6)	(4.5)

Other operating income	5.5	4.5	14.5	8.6

Other operating expenses	(1.3)	(2.8)	(5.0)	(5.1)

Operating (loss)/income	2.1	0.7	(2.3)	(1.8)

Financial result	(0.5)	(0.2)	(1.2)	(0.8)

(Loss)/Profit before tax	1.6	0.5	(3.5)	(2.6)

Income tax expenses	(0.4)	(0.3)	(0.4)	(1.1)

Net (loss)/profit after taxes from continuing operations	1.2	0.1	(3.9)	(3.7)
Adjustments:
Financial result	0.5	0.2	1.2	0.8

Foreign exchange gains (losses) on intercompany indebtedness	—	—	—	—

Income tax expenses	0.4	0.3	0.4	1.1

Depreciation	1.6	1.4	4.8	4.5

EBITDA	3.7	2.0	2.5	2.7

*Change in Functional Currency

For the years ended December 31, 2020, and all prior periods, the functional currencies of the Companies of the VIA Group were considered to be the respective local currencies. Following a thorough analysis in 2021, VIA determined that the functional currency for two of its major group subsidiaries – VIA optronics GmbH and VIA optronics (Suzhou) Co., Ltd. should change as both subsidiaries currently generate revenues and expend cash for supplies predominantly in US dollars. Based on the development of these so called “primary indicators” the functional currency of those companies was changed from Euro and Renminbi, respectively to US dollars. In accordance with IAS 21, changes in functional currency are accounted for on a prospective basis, beginning January 1, 2021; therefore, interim figures reported during 2021, using the local currency as the functional currency,have been revised with respect to the change in functional currency

VIA optronics AG

Earnings Per Share

	Three	Three
	Months	Months
	Ended	Ended
	September 30,	September 30,
Millions of EUR (exept per share data)	2022 unaudited	2021* unaudited
Income/(loss) after taxes from continuing operations (attributable to VIA optronics AG shareholders)	1.2	0.1
Weighted average of shares outstanding	4,530,701	4,530,701
Earnings/(loss) per share in EUR (basic and diluted)	0.27	0.02

*Change in Functional Currency

For the years ended December 31, 2020, and all prior periods, the functional currencies of the Companies of the VIA Group were considered to be the respective local currencies. Following a thorough analysis in 2021, VIA determined that the functional currency for two of its major group subsidiaries – VIA optronics GmbH and VIA optronics (Suzhou) Co., Ltd. should change as both subsidiaries currently generate revenues and expend cash for supplies predominantly in US dollars. Based on the development of these so called “primary indicators” the functional currency of those companies was changed from Euro and Renminbi, respectively to US dollars. In accordance with IAS 21, changes in functional currency are accounted for on a prospective basis, beginning January 1, 2021; therefore, interim figures reported during 2021, using the local currency as the functional currency,have been revised with respect to the change in functional currency.

VIA optronics AG

Segment Information**

2022:

Nine Months Ended
September 30, 2022 unaudited	Display	Sensor	Other	Total	Consolidation	Consolidated
Millions of EUR	Solutions	Technologies	segments	segments	adjustments	Total
External revenues	148.5	15.1	—	163.6	—	163.6

Inter-segment revenues	0.4	3.9	—	4.3	(4.3)	—

Total revenues	148.9	19.0	—	167.9	(4.3)	163.6

Gross profit	10.8	3.0	—	13.8	(0.4)	13.4

Operating income (loss)	(1.3)	(0.4)	(0.6)	(2.3)		(2.3)

Depreciation and amortization	3.1	1.7	—	4.8	—	4.8

EBITDA	1.8	1.3	(0.6)	2.5	—	2.5

Net income (loss)	(3.3)	(0.3)	(0.3)	(3.9)	—	(3.9)

Three Months Ended
September 30, 2022 unaudited	Display	Sensor	Other	Total	Consolidation	Consolidated
Millions of EUR	Solutions	Technologies	segments	segments	adjustments	Total
External revenues	58.6	4.3	—	62.9	—	62.9

Inter-segment revenues	0.1	1.0	—	1.1	(1.1)	—

Total revenues	58.7	5.3	—	64.0	(1.1)	62.9

Gross profit	5.2	0.3	—	5.5	(0.1)	5.4

Operating income (loss)	1.4	(0.8)	1.5	2.1	—	2.1

Depreciation and amortization	1.0	0.6	—	1.6	—	1.6

EBITDA	2.4	(0.2)	1.5	3.7	—	3.7

Net income (loss)	0.3	(0.7)	1.6	1.2	—	1.2

2021:

Nine Months Ended
September 30, 2021* unaudited	Display	Sensor	Other	Total	Consolidation	Consolidated
Millions of EUR	Solutions	Technologies	segments	segments	adjustments	Total
External revenues	115.2	19.3	—	134.5	—	134.5

Inter-segment revenues	—	3.0	—	3.0	(3.0)	—

Total revenues	115.2	22.3	—	137.5	(3.0)	134.5

Gross profit	12.5	5.2	—	17.7	—	17.7

Operating income (loss)	0.5	1.7	(4.0)	(1.8)	—	(1.8)

Depreciation and amortization	2.5	2.0	—	4.5	—	4.5

EBITDA	3.0	3.7	(4.0)	2.7	—	2.7

Net income (loss)	(1.0)	1.1	(3.8)	(3.7)	—	(3.7)

Three Months Ended
September 30, 2021* unaudited	Display	Sensor	Other	Total	Consolidation	Consolidated
Millions of EUR	Solutions	Technologies	segments	segments	adjustments	Total
External revenues	42.1	7.3	—	49.4	—	49.4

Inter-segment revenues	—	0.7	—	0.7	(0.7)	—

Total revenues	42.1	8.0	—	50.1	(0.7)	49.4

Gross profit	4.9	1.9	—	6.8		6.8

Operating income (loss)	0.5	0.6	(0.4)	0.7	(0.1)	0.6

Depreciation and amortization	0.9	0.5	—	1.4	—	1.4

EBITDA	1.5	1.1	(0.4)	2.1	(0.1)	2.0

Net income (loss)	—	0.4	(0.4)	0.1	—	0.1

*Change in Functional Currency

For the years ended December 31, 2020, and all prior periods, the functional currencies of the Companies of the VIA Group were considered to be the respective local currencies. Following a thorough analysis in 2021, VIA determined that the functional currency for two of its major group subsidiaries – VIA optronics GmbH and VIA optronics (Suzhou) Co., Ltd. should change as both subsidiaries currently generate revenues and expend cash for supplies predominantly in US dollars. Based on the development of these so called “primary indicators” the functional currency of those companies was changed from Euro and Renminbi, respectively to US dollars. In accordance with IAS 21, changes in functional currency are accounted for on a prospective basis, beginning January 1, 2021; therefore, interim figures reported during 2021, using the local currency as the functional currency,have been revised with respect to the change in functional currency.

**Segments
Operating segments are reported in a manner consistent with the internal reporting provided to the Chief Operating Decision Maker (CODM). The CODM is comprised of the CEO and the CFO of VIA. Since the acquisition of VTS in 2018, the Group reports two reportable segments: “Display Solutions” and “Sensor Technologies”. Based on the further development of the Group and the strengthening of the group-wide holding functions of VIA optronics AG, VIA optronics AG is from 2021 on no longer aggregated as part of the reportable segment Display Solutions but reported as “Other segments”. Q1 2021, Q2 2021 and Q3 2021 figures have been revised accordingly.